ZEN Graphene Solutions Announces Grant of Stock Options

Guelph, ON - December 30, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN and OTC:ZENYF) announces stock option grants for its directors, officers, employees and consultants. These options are exercisable for an aggregate of 1,425,000 common shares at an exercise price of $3.32 per common share for a period of three to five years from the date of the grant. Directors and officers of the company were granted 1,300,000 options which will vest one-third on the date of grant, one-third after six months of the date of grant and one-third after 12 months of the date of grant. The remaining 125,000 options issued to employees and consultants will vest as to one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant.

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods. ZEN is focused on commercializing a patent pending graphene-based coating with 99% viricidal activity against COVID-19.

For further information:

Greg Fenton, Chief Executive Officer

Tel: +1 (437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.